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Nam Vu

Co-Founder at Impact Hub Honolulu

Honolulu, Hawaii

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 Impact Hub Honolulu

 University of Houston

 See contact info

 500+ connections

Sell everything, buy a farm.

Experience



Co-Founder
Impact Hub Honolulu
May 2015 – Present · 4 yrs
Honolulu, Hawaii

CTO
ShakaNet
Jun 2002 – Present · 16 yrs 11 mos

Head Geek

Project Manager
MediTROL
Sep 1993 – Sep 2002 · 9 yrs 1 mo

Head R&D Geek

Education

University of Houston
BS, Computer Science
1988 – 1993

Skills & Endorsements

Telecommunications · 9

Endorsed by **Eran Agmon, who is highly skilled at this**

Mobile Devices · 8

Julia Kim Kane and 7 connections have given endorsements for this skill

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